Exhibit 99.54

THE VALENS COMPANY INC.

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5-26

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Financial Position

As at May 31, 2020 and November 30, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars)

		May 31, 2020	November 30, 2019
	Notes	$	$
ASSETS
Current
Cash		36,567	49,888
Short-term investments	4	8,500	8,813
Trade and other receivables	5,15	34,988	35,080
Prepaid expenses and other current assets	6	10,216	8,359
Promissory note receivable	7	1,016	-
Inventory	8	28,197	7,171
		119,484	109,311
Property, plant and equipment	9,17	42,207	26,374
Intangible assets	10,17	35,490	14,943
Goodwill	17	4,123	4,123
TOTAL ASSETS		201,304	154,751
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	15	20,827	14,855
Term loan – current	11	1,798	-
Contractual obligation – current	12	2,679	-
Lease liabilities - current	13	375	-
Income taxes payable		3,306	6,280
		28,985	21,135
Term loan	11	17,596	-
Contractual obligation	12	9,366	-
Lease liabilities	13	2,459	-
Deferred tax liability		728	882
		59,134	22,017
Shareholders’ equity
Share capital	16	160,770	153,826
Reserves	16	16,177	12,590
Obligation to issue shares	16	2,309	2,375
Deficit		(37,086)	(36,057)
		142,170	132,734
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		201,304	154,751

Commitments and contingencies (Note 22)
Subsequent events (Note 24)

Approved on behalf of the Board on July 15, 2020:

Signed	Signed

”Tyler Robson”	”Nitin Kaushal”
Director	Director

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

		For the three months ended		For the six months ended
		2020	May 31, 2019	2020	May 31, 2019
	Notes	$	$	$	$
Revenue	14	17,627	8,800	49,607	11,020
Cost of sales	8,9	9,839	3,701	21,308	5,070
Write-down of inventory	8	1,470	-	3,894	-
Gross Profit		6,318	5,099	24,405	5,950
Operating expenses
Advertising and promotion		302	657	685	1,917
Depreciation and amortization	9,10	2,413	600	4,822	1,275
Facility costs		576	92	939	193
General and administrative		742	91	1,177	208
Impairment loss (recovery) on trade receivables		(112)	-	246	-
Insurance		434	132	719	166
Management and consulting fees	15	588	1,171	1,255	1,501
Professional fees		849	213	1,362	347
Research, extraction and lab supplies		525	637	1,437	811
Share-based payments	15,16	2,152	2,121	4,871	5,439
Travel and business development		38	134	248	265
Wages and salaries	3(iii),15	1,474	853	3,772	1,571
		9,981	6,701	21,533	13,693
		(3,663)	(1,602)	2,872	(7,743)
Interest income	7	116	211	367	318
Impairment of asset held for sale		-	(3,194)	-	(3,194)
Foreign exchange loss	12	(307)	-	(519)	(1)
Joint venture termination cost	15	-	-	(931)	-
Accretion of contractual obligation	12	(166)	-	(299)	-
Contract termination cost		-	(5,945)	-	(5,945)
Realized gain on finder’s fee payable		107	-	214	-
Realized loss on short-term investments	4	(107)	-	(214)	(331)
		(357)	(8,928)	(1,382)	(9,153)
Income (loss) before income taxes		(4,020)	(10,530)	1,490	(16,896)
Provision for (recovery of) income taxes
Current		(418)	-	2,629	-
Deferred		(74)	-	(154)	-
		(492)	-	2,475	-
Loss and comprehensive loss for the period		(3,528)	(10,530)	(985)	(16,896)
Basic and diluted loss per common share		(0.03)	(0.10)	(0.01)	(0.17)
Weighted average number of common shares outstanding – basic and diluted		127,821,288	106,284,918	126,764,839	99,866,487

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

		Share Capital
	Number	Amount	Reserves	Obligation to issue shares	Deficit	Total
		$	$	$	$	$
Balance, November 30, 2018	93,213,657	65,049	12,770	4,415	(29,521)	52,713
Shares issued for exercise of warrants	9,037,252	28,947	(6,345)	-	-	22,602
Shares issued for exercise of options	279,583	464	(224)	-	-	240
Units issued through bought deal financing	14,618,644	43,125	-	-		43,125
Unit issuance costs	-	(4,535)	1,666	-		(2,869)
Shares issued for settlement of consulting agreement	3,800,000	10,409	-	(4,465)		5,944
Share-based payments	755,000	1,511	1,898	2,571	-	5,980
Loss for the period	-	-	-	-	(16,896)	(16,896)
Balance, May 31, 2019	121,704,136	144,970	9,765	2,521	(46,417)	110,839
Balance, November 30, 2019	125,504,096	153,826	12,590	2,375	(36,057)	132,734
Shares issued for exercise of warrants	175,424	851	(333)	-	-	518
Shares issued for exercise of options	31,250	117	(57)	-	-	60
Shares issued for SoRSE agreement (Note 10)	1,730,432	5,070	-	-	-	5,070
Share-based payments	600,000	960	3,977	(66)	-	4,871
Shares cancelled – normal course issuer bid	(43,600)	(54)	-	-	(44)	(98)
Loss for the period	-	-	-	-	(985)	(985)
Balance, May 31, 2020	127,997,602	160,770	16,177	2,309	(37,086)	142,170

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars)

	May 31, 2020	May 31, 2019
	$	$
OPERATING ACTIVITIES
Loss for the period	(985)	(16,896)
Adjustment for non-cash items:
Depreciation and amortization	5,229	1,518
Share-based payments	4,871	5,439
Write-down of inventory	3,894	-
Provision for income taxes	2,475	-
Interest expense on lease liability	64	-
Accretion of contractual obligation	299	-
Foreign exchange loss	519
Interest on promissory note receivable	(16)	(37)
Consulting fees	-	541
Loss on disposal of assets	-	2
Impairment of assets held for sale	-	3,194
Contract termination cost	-	5,945
Realized loss on short-term investments	214	331
Realized gain on finder’s fee payable	(214)	-
Working capital adjustments:
Trade and other receivables	92	(7,064)
Prepaid expenses and other current assets	(1,857)	(132)
Inventory	(24,920)	(1,501)
Accounts payable and accrued liabilities	3,901	488
Cash used in operating activities	(6,434)	(8,172)
Income taxes payable	(5,603)	-
	(12,037)	(8,172)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(12,116)	(14,636)
Acquisition of intangible assets	(7,921)	-
Issuance of promissory note receivable	(1,000)	-
Redemption of short-term investments	-	15,000
	(21,037)	364
FINANCING ACTIVITES
Proceeds from term loan, net of deferred finance costs	19,394	-
Proceeds from bought deal, net of share issue costs	-	40,256
Proceeds from exercise of warrants	518	22,602
Proceeds from exercise of stock options	60	239
Purchase of shares under normal course issuer bid	(98)	-
Payments on lease liability	(121)	-
	19,753	63,097
CHANGE IN CASH	(13,321)	55,289
Cash, beginning of period	49,888	1,727
Cash, end of period	36,567	57,016

Supplemental disclosure with respect to cash flows (Note 21)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

1.	DESCRIPTION OF BUSINESS

Valens GroWorks Corp. (the “Company”) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name to The Valens Company Inc. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, end-to-end development and manufacturing of innovative cannabinoid-based products and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and under the trading symbol “VLNCF” on the OTC Markets.

The address of the Company’s registered office is 5th Floor, 409 King Street W., Toronto, ON M5V 1K1.

Valens Agritech Ltd. (“VAL”), a subsidiary company, was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories. VAL also holds an analytical testing license from Health Canada.

On April 5, 2017, the Company acquired Supra THC Services Inc. (“Supra”). Supra was incorporated under the Business Corporations Act of the Province of British Columbia on December 10, 2015. Supra held an analytical testing license from Health Canada which allowed Supra to process and produce extract from cannabis and related active ingredients for scientific purposes. On October 23, 2018, the Company entered into an agreement to sell Supra to Rotogro International Limited (“Rotogro”). During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction and the Company subsequently requested the Supra analytical testing license be cancelled by Health Canada.

On July 19, 2018, Valens Farms Ltd. (“Farms”) was incorporated under the laws of British Columbia to hold the interest in the cannabis production facility with Kosha Projects Inc. (“Kosha”). The Company has since terminated its investment in the joint venture with Kosha (Note 15).

On October 18, 2018, Valens Labs Ltd. (“Labs”) was incorporated under the laws of British Columbia to transfer the assets and operations of Supra upon the closing of the Rotogro transaction.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies was an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Products were sold through the Liquor Control Board of Ontario. Pommies is also a mature cannabis micro- processing license applicant (Note 17).

2.	BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited financial statements for the year ended November 30, 2019, except for the adoption of new accounting standards as described in Note 3, and implementation of IAS 20, Government Assistance as described in Note 3 (iii). These condensed interim consolidated financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited financial statements.

These condensed interim consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on July 15, 2020.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION - continued

Basis of measurement

These condensed interim consolidated financial statements have been prepared on the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets measured at fair value. The financial statements are presented in thousands of Canadian Dollars, which is also the Company’s functional currency, unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, VAL, Supra, Farms, Labs, and Pommies. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All intra-company transactions, balances, income and expenses were eliminated in full on consolidation.

Comparative figures

Certain immaterial comparative figures have been reclassified to conform to the current interim period’s presentation.

Critical accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based compensation expense included in comprehensive loss.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill, including key assumptions underlying recoverable amounts.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION - continued

v)	Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgment is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

vi)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

COVID-19 estimation uncertainty

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) a global pandemic. This has resulted in governments worldwide, including the Canadian government, to enact emergency measures to combat the spread of the virus. These measures, which include social distancing, the implementation of travel bans, and closures of non-essential businesses, have caused material disruption to businesses globally, resulting in an economic slowdown. The production and sale of cannabis have been recognized as essential services across Canada. As at May 31, 2020, we have not observed any material impairments of our assets or a significant change in the fair value of assets, due to the COVID-19 pandemic.

The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business, financial position and operating results remain unknown at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

3.	APPLICATION OF NEW ACCOUNTING STANDARDS

New IFRS Standards that are effective for the current interim period:

(i)	IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, Leases, which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single, on-balance sheet accounting model for lessees. A lessee is required to recognize a right-of-use (“ROU”) asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Company adopted the standard on December 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods. There were no ROU assets or lease liabilities recognized upon adoption and no impact to the Company’s deficit as at December 1, 2019.

Definition of a lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS – continued

•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision- making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The lease liability is subsequently increased by interest costs on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of use asset or is recorded in the consolidated statements of operations if the carrying amount of the right-of-use asset has been reduced to $nil.

Payments associated with short-term leases are recognized as an expense on a straight-line basis in facility costs in the condensed interim consolidated statements of loss and comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in facility costs.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after December 1, 2019.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS – continued

The Company used the additional practical expedient to not recognise a right-of-use asset or lease liability to leases for which the lease term ends within 12 months of the date of initial application.

As a result of the practical expedient, the Company did not require adjustments to the opening balances as at December 1, 2019 or to retained earnings resulting from the initial adoption of IFRS 16.

The following table reconciles the operating lease commitments as at November 30, 2019 to the opening balance of lease liability at December 1, 2019:

Operating lease commitments as at December 1, 2019	$4,754
Finance lease liabilities recognized as of December 1, 2019	-
Effect of discounting using the lessee’s incremental borrowing rate	-
Lease commitments not yet in effect	(4,586)
Short term, low-value asset leases	(168)
Lease liabilities recognized as at December 1, 2019	-

(ii)	IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable income or losses, tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers a change in facts and circumstances. The Company adopted this interpretation on December 1, 2019, applied retrospectively, with no material impact to deficit resulting from the adoption.

IFRS Standards in effect but not previously applicable:

(iii)	IAS 20 – Government assistance (“IAS 20”)

Government grants and assistance are recognized as a reduction in the related expense in the period in which the grant or assistance become receivable and all conditions, if any, have been satisfied.

During the three months ended May 31, 2020, the Company determined the impact on the revenue of the Company and its subsidiaries, as a result of the COVID-19 pandemic, qualified the Company to apply for the Canadian Emergency Wage Subsidy (“CEWS”) provided by the Government of Canada. As a result, the Company has recorded a reduction in wages and salaries of $919 for the three and six months ended May 31, 2020 (three and six months ended May 31, 2019 - $nil and $nil).

New IFRS Standards in issue but not yet effective:

(iv)	Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

4.	SHORT-TERM INVESTMENTS

	May 31, 2020 $	November 30, 2019 $
Shares in Rotogro	-	313
Guaranteed investment certificates	8,500	8,500
	8,500	8,813

Guaranteed investment certificates mature on October 9, 2020 with annual interest rates of 2.00%.

The shares in Rotogro were recorded at fair value with any changes in fair value recorded through profit and loss. On April 9, 2020, the Company completed the transfer of 2,250,000 ordinary shares of Rotogro, with a fair value of $99, to a consultant pursuant to the acquisition of Straight Fire Consulting LLC on April 23, 2019. During the three and six months ended May 31, 2020, up to the date the Rotogro shares were transferred to the consultant, the fair value of the shares decreased $107 and $214 respectively (three and six months ended May 31, 2019 - $nil and $331), resulting in a realized loss on short-term investments through loss and comprehensive loss for the period.

5.	TRADE AND OTHER RECEIVABLES

	May 31, 2020 $	November 30, 2019 $
Trade accounts receivable	29,630	31,448
Less: impairment loss on trade receivables	(250)	-
Net trade accounts receivable	29,380	31,448
Unbilled revenue on products/services transferred over time	4,055	2,961
GST recoverable	-	273
Government assistance receivable	895	-
Other receivables	658	398
	34,988	35,080

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	May 31, 2020 $	November 30, 2019 $
Deposits – raw material inventory	7,217	7,010
Deposits – leases and extraction equipment	1,455	688
Prepaid expenses	1,444	561
Restricted short-term investments	100	100
	10,216	8,359

The restricted short-term investment balance consists of a $100 guaranteed investment certificate maturing on August 20, 2020 and bearing an annual interest rate of 1.00%. This investment is held by the bank as security for a corporate credit card facility.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

7.	PROMISSORY NOTE RECEIVABLE

Total $
Balance, November 30, 2019	-
Additions	1,000
Interest	16
Balance, May 31, 2020	1,016

The Company advanced $1,000 to a Danish company under a promissory note dated March 2, 2020. The promissory note accrues interest at 6.5% per annum with an original maturity date of June 2, 2020. The Company subsequently entered into an amended and restated promissory note dated April 6, 2020, extending the maturity date of the note to September 2, 2020. As security for the promissory note the Company has registered a floating charge deed on the Danish company’s assets.

8.	INVENTORY

	May 31, 2020 $	November 30, 2019 $
Dried cannabis and hemp biomass	6,709	502
Extracted cannabis and hemp oils	23,615	6,161
Beverage finished goods	83	154
Packaging and supplies	1,684	354
	32,091	7,171
Less: write-down of inventory	(3,894)	-
	28,197	7,171

Inventory expensed to cost of sales in the three and six months ended May 31, 2020 was $9,076 and $20,046, respectively (three and six months ended May 31, 2019 - $3,407 and $4,673). During the three and six months ended May 31, 2020, the Company recorded a write-down of inventory of $1,470 and $3,894 (three and six months ended May 31, 2019 - $nil and $nil), realized on cannabis purchased and processed in which the cost exceeds its net realizable value.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

9.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Leaseholds	Computer equipment and software	Office furniture and equipment	Lab equipment	Right- of-use asset	Total
	$	$	$	$	$	$	$	$
Cost
Balance, November 30, 2018	-	-	4,629	434	362	2,724	-	8,149
Additions	3,699	9,028	102	111	425	8,284	-	21,649
Business acquisition (Note 17)	-	-	116	2	10	475	-	603
Transfers	-	4,731	(4,731)	-	-	-	-	-
Disposals	-	-	-	(1)	(6)	(61)	-	(68)
Balance, November 30, 2019	3,699	13,759	116	546	791	11,422	-	30,333
Additions	-	11,986	128	170	318	1,916	2,873	17,391
Balance, May 31, 2020	3,699	25,745	244	716	1,109	13,338	2,873	47,724
Accumulated depreciation
Balance, November 30, 2018	-	-	331	205	110	314	-	960
Additions	-	243	205	144	278	2,148	-	3,018
Transfers	-	536	(536)	-	-	-	-	-
Disposals	-	-	-	(1)	(1)	(17)	-	(19)
Balance, November 30, 2019	-	779	-	348	387	2,445	-	3,959
Additions	-	201	3	74	111	990	179	1,558
Balance, May 31, 2020	-	980	3	422	498	3,435	179	5,517
Carrying value
November 30, 2019	3,699	12,980	116	198	404	8,977	-	26,374
May 31, 2020	3,699	24,765	241	294	611	9,903	2,694	42,207

During the three and six months ended May 31, 2020, the Company allocated $240 and $407 respectively (three and six months ended May 31, 2019 - $185 and $243) of depreciation to cost of sales.

10.	INTANGIBLE ASSETS

	SoRSE Manufacturing and Sales License $	Customer Relationships $	Micro- Processing License Application $	Brand $	Other $	Total $
Cost
Balance, November 30, 2018	14,266	-	-	-	-	14,266
Additions	-	-	-	-	9	9
Business acquisition (Note 17)	-	430	2,980	130	-	3,540
Balance, November 30, 2019	14,266	430	2,980	130	9	17,815
Additions	24,183	-	-	-	35	24,218
Balance, May 31, 2020	38,449	430	2,980	130	44	42,033
Accumulated amortization
Balance, November 30, 2018	-	-	-	-	-	-
Additions	2,854	18	-	-	-	2,872
Balance, November 30, 2019	2,854	18	-	-	-	2,872
Additions	3,559	108	-	-	4	3,671
Balance, May 31, 2020	6,413	126	-	-	4	6,543
Carrying value
November 30, 2019	11,412	412	2,980	130	9	14,943
May 31, 2020	32,036	304	2,980	130	40	35,490

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

10.	INTANGIBLE ASSETS - continued

SoRSE Technology Corporation (formerly Tarukino Holdings Inc.)

On September 21, 2018, the Company signed a manufacturing and sales license agreement with SoRSE Technology Corporation (formerly Tarukino Holdings Inc.) (“SoRSE”). Under the agreement, SoRSE granted the Company the exclusive Canadian rights to the production and distribution of its proprietary emulsion technology that transforms cannabis oil and oil-based terpenes into water-compatible forms for use in beverages, edibles, topicals and other consumer products. The agreement also provides the Company with the exclusive rights to produce, sell and distribute in Canada, when and where permitted, SoRSE branded products including Happy Apple™, a cannabis-infused sparkling cider, and Pearl20™, a cannabis infused food and beverage mixer. In exchange for these exclusive Canadian rights, the Company issued 4,300,000 shares of the Company upon signing the agreement valued at $9,288, 1,000,000 warrants valued at $1,958 that vested based on achieving certain milestones and a decreasing royalty on revenue related to the associated products and technologies over the term of the agreement. The warrants are exercisable at prices ranging from $3.50 to $4.00 per share for a five-year term from the date of issuance. During the year ended November 30, 2018, the Company accrued a fee to a consultant on signing the SoRSE agreement of 1,650,000 common shares of the Company valued at $3,020, which was initially recorded as obligation to issue shares. These common shares have been issued by the Company.

The Company valued the exclusive Canadian license agreement based on the fair market value of the 4,300,000 common shares on the date the license agreement was executed. In addition, the Company utilized the Black Scholes model to estimate the fair value of the 1,000,000 warrants issued under the agreement utilizing the following assumptions: discount rate of 2.33%, volatility of 159%, expected life of five years and exercise prices ranging from $3.50 to $4.00.

On December 12, 2019, the Company entered into a five-year amended and restated manufacturing and sales license agreement with SoRSE. Under the amended agreement, SoRSE granted the Company the exclusive rights related to the proprietary emulsion technology and SoRSE branded products for the European, Australian, and Mexican markets in addition to the exclusive Canadian rights under the original agreement. In exchange for these additional rights, the Company paid $7,887 and issued 1,730,432 common shares valued at $5,070. The amended and restated agreement also contains a decreasing royalty on revenue related to the associated products and technologies with annual minimums of US$2,000, specifically related to the new markets, over the term of the agreement. The Company recorded a contractual obligation (Note 12) for the minimum royalty payments and included this in the value of the agreement.

Southern Cliff Brands Inc. (“Pommies”)

On November 7, 2019, the Company entered into an agreement to acquire all of the shares of Pommies (Note 17). Of the total intangible assets acquired of $3,540, $430 was attributed to customer relationships of the existing Pommies cider business, $2,980 was attributed to the mature micro-processing license application and $130 was attributed to the Pommies cider brand.

11.	CREDIT FACILITY

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). Under the terms of the credit facility, the Lenders will provide the Company up to $40,000 of secured debt financing at interest rates based on prime plus a margin that ranges between 2.0% and 2.5% per annum depending on certain financial covenants. As at May 31, 2020, the applicable rate was 4.45%.

The Credit Facility consists of a $20,000 secured term loan, which was fully drawn at May 31, 2020 and a $20,000 secured revolving loan, which has not been drawn at May 31, 2020. In addition, the credit facility contains an accordion feature that could allow the Company to increase the aggregate commitments by up to an additional $10,000. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

11.	CREDIT FACILITY - continued

The Company’s required repayments on the term loan due in each of the next reporting years are as follows:

$
Remainder of 2020	1,000
2021	2,250
2022	2,750
2023	14,000
20,000

The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants. The Company was in compliance with debt covenants at May 31, 2020.

The Company incurred $606 of financing costs to secure the loan. The term loan is recorded at amortized cost, with the deferred financing costs included in the carrying value of the term loan and amortized using the effective interest rate method.

Term Loan	May 31, 2020 $
Balance, November 30, 2019	-
Additions	20,000
Balance, May 31, 2020	20,000
Deferred financing costs
Balance, November 30, 2019	-
Additions	606
Balance, May 31, 2020	606
Total term loan, net of deferred financing costs	19,394
Current portion	1,798
Non-current portion	17,596

12.	CONTRACTUAL OBLIGATION

The amended and restated SoRSE license agreement (Note 10) contains a decreasing royalty on revenue related to new markets, with annual minimums of US$2,000 over the term of the agreement. On the effective date of the agreement, the Company recognized a contractual obligation of $11,227, calculated as the Canadian dollar equivalent of the present value of future minimum royalty payments, discounted using the Company’s incremental borrowing rate (5.45% at the effective date). The following is a continuity of schedule of the contractual obligation for the six months ended May 31, 2020.

Balance, November 30, 2019	$-
Contract execution	11,227
Accretion	299
Foreign exchange loss	519
Balance, May 31, 2020	12,045
Current portion	(2,679)
Non-current portion	9,366

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

13.	LEASE LIABILITIES

The following is a continuity schedule of lease liabilities for the six months ended May 31, 2020.

Balance, November 30, 2019	$-
IFRS transition (Note 3(i))	-
Lease additions	2,891
Lease payments	(121)
Interest expense on lease liabilities	64
Balance, May 31, 2020	2,834
Current portion	(375)
Non-current portion	2,459

When measuring lease liabilities, the Company discounts lease payments using its incremental borrowing. For leases recognized in the six months ended May 31, 2020, the weighted average rate applied is 5.45%.

14.	REVENUE

Revenue is disaggregated by revenue stream and timing of revenue recognition.

	For the three months ended		For the six months ended
		May 31,		May 31,
	2020 $	2019 $	2020 $	2019 $
Toll processing and co-packing	7,328	5,599	23,649	5,729
Product sales	9,905	3,145	25,137	5,169
Analytical testing	394	56	821	122
	17,627	8,800	49,607	11,020
Products transferred at a point in time	7,328	5,599	23,649	5,729
Products/services transferred over time	10,299	3,201	25,958	5,291
	17,627	8,800	49,607	11,020

15.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents and directors of the Company.

The remuneration of the Company’s directors and other key management personnel are as follows:

	For the three months ended		For the six months ended
	2020 $	May 31, 2019 $	2020 $	May 31, 2019 $
Management fees	153	135	305	270
Rent	-	13	-	76
Wages and salaries	357	181	695	393
Share-based payments	1,200	1,537	2,683	3,520
Joint venture termination cost	-	-	931	-
	1,710	1,866	4,614	4,259

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

15.	RELATED PARTY TRANSACTIONS - continued

As at May 31, 2020, accounts payable and accrued liabilities included $39 (November 30, 2019 - $21) payable to a related party. Amounts payable to related parties have no specific terms of repayment, are unsecured and do not bear interest.

As at May 31, 2020, receivables included $533 (November 30, 2019 - $282) due from related parties in connection with payroll taxes resulting from share-based compensation.

On December 17, 2019, the Company terminated its joint venture agreement to create the Farms facility with Kosha, a company in which Ashley McGrath, a director of the Company, has a 50% interest. The final settlement in the amount of $931 was paid by the Company to Kosha.

16.	SHARE CAPITAL AND RESERVES Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Issued shares

Six months ended May 31, 2020:

(a)	The Company issued 175,424 common shares and 87,712 warrants exercisable at a price of $4.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518. As a result of the exercise of the warrants, the fair value of the warrants amounting to $333 was reclassified from reserves to share capital;

(b)	The Company issued 31,250 common shares in connection with the exercise of options for gross proceeds of $60. As a result of the exercise of options, the fair value of the options amounting to $57 was reclassified from reserves to share capital;

(c)	The Company issued 600,000 common shares in connection with employment and consulting compensation agreements resulting in a decrease in the obligation to issue shares of $960 and increase in share capital of $960;

(d)	The Company issued 1,730,432 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement (Note 10); and,

(e)	The Company cancelled 43,600 common shares repurchased through the normal course issuer bid resulting in a decrease in share capital by $54.

Six months ended May 31, 2019:

(a)	On April 9, 2019, the Company closed a $43,125 bought deal financing, pursuant to which the Company issued 14,618,644 units at a price of $2.95 per unit which is comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.00 per share for a period of twenty-four months from the date of closing, subject to acceleration conditions. In connection with the financing, the Company paid a cash commission equal to 6% of the gross proceeds raised and issued 877,119 broker warrants valued at $1,665. Each broker warrant entitles the holder to purchase one unit at a price of $2.95 per unit for a period of twenty-four months from the date of closing, subject to acceleration conditions. Each unit is comprised of one common share and one-half share purchase warrant, with each full warrant exercisable at a price of $4.00 per share until April 9, 2021, subject to certain acceleration conditions. The fair value of the warrants was determined using the Black Scholes model utilizing the following assumptions: discount rate of 1.60%, volatility of 106%, expected life of 2 years and exercise price of $2.95;

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	SHARE CAPITAL AND RESERVES – continued

(b)	The Company issued 9,037,252 common shares in connection with the exercise of warrants for gross proceeds of $22,602. As a result of the exercise of warrants, the fair value of the warrants amounting to $6,345 was reclassified from reserves to share capital;

(c)	The Company issued 279,583 common shares in connection with the exercise of options for gross proceeds of $239. As a result of the exercise of options, the fair value of the options amounting to $224 was reclassified from reserves to share capital;

(d)	The Company issued 755,000 common shares in connection with employment, consulting and board of directors’ compensation agreements resulting in a reduction in the obligation to issue shares $969 an increase in share capital by $1,511 and management and consulting fees of $541; and,

(e)	The Company issued 3,800,000 common shares in settlement of a consulting agreement resulting in an increase in share capital by $10,409, a reduction in the obligation to issue shares of $4,464 and a contract termination expense of $5,945.

Obligation to issue shares

The Company has entered into agreements with officers, to issue the following shares:

	Number of shares to be issued
	2020	2021	2022	2023	Total
Officers	600,000	650,000	600,000	450,000	2,300,000

Of the amount recognized for the obligation to issue shares, $408 and $894 was recorded as share-based payments expense for the three and six months ended May 31, 2020 (three and six months ended May 31, 2019 - $1,325 and $3,541).

Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

Escrow shares

In connection with the acquisition of Pommies (Note 17), 604,052 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement.

Warrants

The following table summarizes warrant activity during the six months ended May 31, 2020 and the fiscal year ended November 30, 2019:

	Number	Weighted Average Exercise Price
	of Warrants	$
Balance, outstanding November 30, 2018	9,760,297	2.55
Issued	8,814,495	3.82
Exercised	(9,037,252)	2.50
Expired	(548,730)	1.55
Balance, outstanding November 30, 2019	8,988,810	3.91
Issued	87,712	4.00
Exercised	(175,424)	2.95
Balance, outstanding May 31, 2020	8,901,098	3.93

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	SHARE CAPITAL AND RESERVES - continued

The following table summarizes the warrants outstanding as at May 31, 2020:

Warrants Outstanding	Warrants Exercisable	Exercise price $	Expiry date
7,594,663	7,594,663	4.00	April 9, 2021	(1)
306,435	306,435	2.95	April 9, 2021	(2)
400,000	400,000	3.50	October 26, 2023
300,000	300,000	3.75	October 26, 2023
300,000	300,000	4.00	October 26, 2023
8,901,098	8,901,098

(1)	The Company is entitled to accelerate the expiry date of these outstanding warrants. The warrants with an exercise price of $4.00 can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX has been equal to or greater than $6.00 for any 10 consecutive trading days.
(2)	The broker warrants entitle the holder to purchase one unit at a price of $2.95 per unit, comprised of one common share and one- half share purchase warrant. Each full warrant has an exercise price of $4.00 and can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX has been equal to or greater than $6.00 for any 10 consecutive trading days.

Stock options

The Company has an incentive stock option plan which permits the Board of Directors of the Company to grant options to directors, employees and non-employees to acquire common shares of the Company at fair market value on the date of approval by the Board of Directors. A portion of the stock options vests immediately on the grant date and the balance vests over a period of up to five years from grant date.

The following table summarizes stock option activity during the six months ended May 31, 2020 and the fiscal year ended November 30, 2019:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2018	6,607,129	1.49
Issued	3,695,000	4.11
Exercised(1)	(2,515,850)	1.45
Cancelled	(108,751)	2.82
Expired	(4,166)	1.95
Balance outstanding, November 30, 2019	7,673,362	2.75
Exercised	(31,250)	1.95
Cancelled	(252,916)	3.08
Expired	(25,834)	3.58
Balance outstanding, May 31, 2020	7,363,362	2.74
Options exercisable, May 31, 2020	3,675,029	2.02

(1)	1,000,000 options with an exercise price of $2.50 were exercised on a cashless basis resulting in the issuance of 397,589 common shares with no cash proceeds being received by the Company.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	SHARE CAPITAL AND RESERVES - continued

The following table summarizes the options outstanding and exercisable as at May 31, 2020:

Options outstanding	Options exercisable	Exercise price $	Expiry date
5,400	5,400	1.25	November 27, 2020
938,462	938,462	0.65	November 30, 2021
600,000	600,000	1.07	July 9, 2023
2,399,500	1,234,500	1.95	October 13, 2023
750,000	250,000	4.21	May 26, 2024
2,375,000	597,500	4.32	July 14, 2024
295,000	49,167	2.79	October 14, 2024
7,363,362	3,675,029

Stock-based compensation

For the three and six months ended May 31, 2020, the Company recorded $1,744 and $3,977, respectively (three and six months ended May 31, 2019 - $796 and $1,898) in stock-based compensation expense related to stock options, which are measured at fair value at the date of grant and are expensed over the vesting period. The Company used the Black- Scholes option pricing model to establish the fair value of options granted by applying the following weighted average assumptions:

	May 31, 2020	May 31, 2019
Average dividend per share	-	-
Average forecasted volatility	-	153%
Average risk-free interest rate	-	1.48%
Average expected life	-	5 years
Fair value – weighted average of options issued	-	$3.86

17.	BUSINESS ACQUISITIONS Acquisition of Pommies

On November 8, 2019, the Company entered into an agreement to acquire all of the shares of Pommies (“Agreement”). Pommies is currently a manufacturer of alcoholic beverages operating in Ontario, Canada and was acquired for its mature micro-processing cannabis license application, beverage production capacity, established sales relationships and the Pommies brand. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $5,591, which is comprised of $3,526 cash, working capital adjustment of $23 and 604,052 common shares valued at $2,042. An additional $500 cash and 345,172 common shares valued at $842 were placed into escrow subject to release upon the achievement of certain earn-out milestones relating to receipt of the Health Canada license, Health Canada license amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve month EBITDA target. In addition, there were 258,880 common shares, valued at $640, placed in escrow subject to release based on the indemnity provisions of the Agreement.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	BUSINESS ACQUISITIONS - continued

The following table summarizes the preliminary values of the net assets acquired from Pommies on the acquisition date:

Consideration	Note	Number of Shares	Amount $
Cash paid on closing			3,526
Shares issued on closing	(i)	604,052	2,042
Working capital adjustment			23
Milestone cash	(ii)		500
Milestone shares	(ii)	345,172	842
Indemnity shares	(iii)	258,880	640
Total fair value of consideration			7,573
Net assets acquired
Current assets
Cash			5
Accounts receivable			226
Prepaid expenses and other current assets			15
Inventory			248
Non-current assets
Property, plant and equipment			603
Intangible assets			3,540
Goodwill			4,123
Total assets			8,760
Current liabilities
Accounts payable and accrued liabilities			300
Deferred tax liability			887
Total liabilities			1,187
Total net assets acquired			7,573

(i)	Share price was based upon the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38.

(ii)	Milestone consideration includes $500 in cash and 345,172 common shares valued at $842, which were placed into escrow and subject to release upon the achievement of certain earn-out milestones relating to receipt of the Health Canada license, Health Canada license amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve month EBITDA target. The fair value of the milestone shares was determined based on the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38, adjusted for probability of occurrence between 80% to 95% and volatility. Volatility was determined using Black-Scholes calculation with the following assumptions: discount rate of 1.6%, volatility of 36% to 50%, expected life of 0.65 to 2.23 years and dividend yield of 0%.

(iii)	Indemnity shares include 258,880 common shares with a fair value of $640, placed into escrow and subject to release based on indemnity provisions in the Agreement. The fair value of the indemnity shares was determined based on the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38 adjusted for volatility. Volatility was determined using Black-Scholes calculation with the following assumptions: discount rate of 1.6%, volatility of 52%, expected life of 2 years and dividend yield of 0%.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

18.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes for the three and six months ended May 31, 2020 and 2019 is as follows:

	For the three months ended		For the six months ended
	2020 $	May 31, 2019 $	2020 $	May 31, 2019 $
Income (loss) before income taxes	(4,020)	(10,530)	1,490	(16,869)
Expected income tax (recovery) at statutory rates	(1,085)	(2,843)	402	(4,555)
Change in statutory rates and other	2	-	1	-
Permanent differences	569	-	1,171	-
Adjustment to prior year provision versus statutory tax return	(732)	-	(732)	-
Change in unrecognized deductible temporary differences	754	2,843	1,633	4,555
Income taxes	(492)	-	2,475	-

19.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity and debt.

The Company has historically relied on the equity markets and more recently debt market to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce the cost of capital.

The Company currently is not subject to externally imposed capital requirements.

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the financial instruments as at May 31, 2020 are summarized in the following table:

	Amortized cost $	Financial assets designated as fair value through profit and loss $	Total $
Assets
Cash	-	36,567	36,567
Restricted short-term investments	-	100	100
Short-term investments	-	8,500	8,500
Promissory note receivable	1,016	-	1,016
Receivables (excluding unbilled revenue)	30,933	-	30,933
Liabilities
Accounts payable and accrued liabilities	20,827	-	20,827
Contractual obligation	12,045	-	12,045
Lease liability	2,834	-	2,834
Term loan	19,394	-	19,394

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - continued

Fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, restricted short-term investments, short-term investments, promissory note receivable, receivables, accounts payable and accrued liabilities, contractual obligations, lease liabilities, and term loan.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

c)	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of the term loan approximates its fair value due to the floating interest rate. Unbilled revenue on products/services transferred over time is not a financial instrument and is excluded from the table above.

The fair values of cash, restricted short-term investments and short-term investments were measured based on Level 1 inputs.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At May 31, 2020, the Company had cash, restricted short-term investments, and short-term investments of $45,167 and a balance of $20,000 on a term loan. At May 31, 2020, a 1% decrease in interest rates would result in a reduction in interest income by $452 and a reduction of interest expense of $200, compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, short-term investments, a promissory note receivable, and receivables. The Company’s cash, restricted short-term investments, and short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, government assistance receivable, and interest on short-term investments. In addition, the Company has $14,663 in trade accounts receivable outstanding over 60 days at May 31, 2020. The expected loss rate for overdue balances is estimated to be $250 based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at May 31, 2020, the Company has subsequently collected, has trade payables outstanding with the same customers or has recorded an impairment loss provision representing 53% of the total balance. Of the Company’s trade receivables outstanding at May 31, 2020, 85% are held with five Health Canada licensed customers of the Company.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - continued

The Company has a promissory note receivable for $1,000 from a Danish company. As security for the promissory note the Company has registered a floating charge deed on the Danish company’s assets.

The carrying amount of cash, restricted short-term investments, short-term investments, promissory note receivable, and trade and other receivables represent the maximum exposure to credit risk, and as at May 31, 2020, this amounted to $81,171.

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 89% of total revenue in the three months ended May 31, 2020 and 77% of total revenue for the six months then ended.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at May 31, 2020, the Company has $45,067 of cash and short-term investments. The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation and term loan with a carrying amount of $25,679.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and contractual obligations that are denominated in US dollars. As at May 31, 2020, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $1,209 (November 30, 2019 – $0.5). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

21.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	May 31, 2020	May 31, 2019
	$	$
Equipment accrued through accounts payable	3,928	116
Shares issued to acquire intangible asset	5,070	-
Contractual obligation incurred to acquire intangible asset	11,227	-
Settlement of obligation to issue shares	960	5,434
Settlement of finders’ fee payable	99	-
Right of use assets acquired through lease liability	2,873	-

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

22.	COMMITMENTS AND CONTINGENCIES

(a)	The Company entered into a five-year and one-month lease agreement for office space in Toronto, ON with a lease commencement date of July 1, 2020. The minimum leases payments over the initial five-year term total $2,343.

(b)	The Company has purchase commitments for hemp and cannabis biomass totalling $9,247 over the next two-years.

(c)	The Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,072 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement.

Based on the above, the future commitments, which include minimum lease payments and other purchase commitments due in each of the next five reporting years are as follows:

$
Remainder of 2020	8,683
2021	3,962
2022	2,280
2023	2,285
2024	2,290
Thereafter	1,226
20,726

23.	SEGMENTED INFORMATION

The Company has three reportable segments, cannabis operations, analytical testing and corporate, which is the way the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction and post-processing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units and inter-segment eliminations.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

23.	SEGMENTED INFORMATION- continued

The operating segments for the three months ended:

	May 31, 2020				May 31, 2019
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Revenue	17,233	730	(336)	17,627	8,744	193	(137)	8,800
Cost of sales	11,255	221	(167)	11,309	3,676	81	(56)	3,701
	5,978	509	(169)	6,318	5,068	112	(81)	5,099
Other operating expenses	5,471	65	4,445	9,981	1,437	153	5,111	6,701
	507	444	(4,614)	(3,663)	3,631	(41)	(5,192)	(1,602)
Non- operating expense	(205)	124	(54)	(135)	-	3,194	5,734	8,928
Net income (loss)	712	320	(4,560)	(3,528)	3,631	(3,235)	(10,926)	(10,530)
Total assets	71,624	1,599	128,081	201,304	17,698	762	93,837	112,297
Total liabilities	21,277	273	37,584	59,134	582	37	838	1,457

The operating segments for the six months ended:

	May 31, 2020				May 31, 2019
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Revenue	48,786	1,327	(506)	49,607	10,898	327	(205)	11,020
Cost of sales	25,064	387	(249)	25,202	5,056	121	(107)	5,070
	23,722	940	(257)	24,405	5,842	206	(98)	5,950
Other operating expenses	11,935	209	9,389	21,533	2,483	295	10,915	13,693
	11,787	731	(9,646)	2,872	3,359	(89)	(11,013)	(7,743)
Non- operating expense	3,174	192	491	3,857	-	3,194	5,959	9,153
Net income (loss)	8,613	539	(10,137)	(985)	3,359	(3,283)	(16,972)	(16,896)
Total assets	71,624	1,599	128,081	201,304	17,698	762	93,837	112,297
Total liabilities	21,277	273	37,584	59,134	582	37	838	1,457

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended May 31, 2020 and 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

24.	SUBSEQUENT EVENTS

The Company held its annual general and special meeting (“AGM”) of shareholders on June 12, 2020. There were a number of items of business put before the meeting, which were all approved by shareholders of the Company, including the following:

•	A special resolution was passed to approve the filing of Articles of Continuance by the Company under the CBCA under the name The Valens Company Inc. so that the Company will become a federal corporation governed by the CBCA. The Articles of Continuance were filed after shareholder approval was received at the AGM and the continuance and name change were completed on June 18, 2020.

•	An ordinary resolution was passed to approve the adoption of an omnibus long-term incentive plan (“LTIP”). The LTIP will allow for a variety of equity based awards that provide different types of incentives to be granted to certain of our officers, employees and consultants (in the case of options (“Options”), performance share units (“PSU”) and restricted share units (“RSU”)) and directors (in the case of deferred share units (“DSU”)). Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (“Legacy Option Plan”), which was approved by shareholders on September 24, 2019, will continue in accordance with their terms. The maximum number of common shares reserved for issuance, in aggregate, under the LTIP and the Legacy Stock Option Plan, collectively, will be 10% of the aggregate number of common shares issued and outstanding from time to time, excluding entitlements to acquire 2,300,000 common shares issuable to certain officers of the Company as described under obligations to issue shares (Note 16).

Subsequent to May 31, 2020, the Company issued 50,000 common shares in connection with the exercise of options for gross proceeds of $33.